Exhibit 21

Name	Jurisdiction
Priority Fulfillment Services, Inc.	Delaware

Priority Fulfillment Services of Canada, Inc.	Ontario

PFSweb BV SPRL (f/k/a Priority Fulfillment Services Europe, B.V.)	Belgium

Business Supplies Distributors Holdings, LLC	Delaware

Supplies Distributors, Inc.	Delaware

Supplies Distributors of Canada, Inc.	Ontario

Supplies Distributors S.A.	Belgium

PFSweb Retail Connect, Inc.,	Delaware

PFSweb Philippines Services, LLC	Philippines